SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

(212) 735-3000

Fax: (212) 735-2000

http://www.skadden.com

July 16, 2012

Laura Hatch

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	The Gabelli Global Utility & Income Trust (333-
175701	and 811-21529)

Dear Ms. Hatch:

Electronically transmitted herewith for filing on behalf of The Gabelli Global Utility & Income Trust (the “Fund”) is the Fund’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended. The Fund has authorized us to respond to your comments, received telephonically, to the Fund’s Registration Statement. Your comments appear below in bold font and the Fund’s responses follow each comment.

Please note that in addition to the two changes noted below, the Fund has updated other factual information in the Registration Statement and included a form of prospectus supplement that contains the material terms of a potential subscription rights offering. Currently, the Fund is contemplating such an offering within the next few months after the staff has had an opportunity to review and comment on the terms of the offering.

1.	Please revise the examples shown below the Summary of Fund Expenses table to show estimates based on amounts disclosed in the Fund’s annual report for the fiscal-year ended December 31, 2011, as such report was filed with the Securities and Exchange Commission (the “Commission”).

The examples shown below the Summary of Fund Expenses table have been revised accordingly.

2.	Please update the section “Management of the Fund – Payment of Expenses” to show that a discussion regarding the basis for the Board’s approval of the continuation of the investment advisory contract of the Fund will be available in the Fund’s semi-annual report to shareholders dated June 30, 2012. Currently, this section references the June 30, 2011 semi-annual report.

The section has been revised accordingly.

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The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (212) 735-3859.

Sincerely,

/s/ Veronica Castillo

Veronica Castillo

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